HCA Healthcare, Inc.

HCA Inc.

One Park Plaza

Nashville, Tennessee 37203

May 31, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HCA Healthcare, Inc. and HCA Inc. Registration Statement on Form S-4 (File No. 333-272298), filed on May 31, 2023

Ladies and Gentlemen:

On May 31, 2023, HCA Healthcare, Inc. (the “Parent”) and HCA Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers the Issuer’s new $1,000,000,000 in aggregate principal amount of 3 1/8% Senior Notes due 2027, $500,000,000 in aggregate principal amount of 3 3/8% Senior Notes due 2029, $2,000,000,000 in aggregate principal amount of 3 5/8% Senior Notes due 2032, $500,000,000 in aggregate principal amount of 4 3/8% Senior Notes due 2042 and $2,000,000,000 in aggregate principal amount of 4 5/8% Senior Notes due 2052, each of which is guaranteed by the Parent (collectively, the “Exchange Notes”), to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuer’s outstanding 3 1/8% Senior Notes due 2027, 3 3/8% Senior Notes due 2029, 3 5/8% Senior Notes due 2032, 4 3/8% Senior Notes due 2042 and 4 5/8% Senior Notes due 2052, each of which is guaranteed by the Parent (collectively, the “Original Notes”). We are submitting this letter in order to inform you that the Issuer and the Parent are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) stated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer and the Parent hereby represent as follows:

The Issuer and the Parent have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuer’s and the Parent’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer and the Parent will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer and the Parent acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer and the Parent will also include in the letter of transmittal to be agreed to by each person participating in the Exchange Offer (the “Letter of Transmittal”) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Original Notes represents to the Issuer and the Parent that (i) it is not an affiliate of the Issuer or the Parent, or, if it is an affiliate of the Issuer or the Parent, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the Exchange Notes, (ii) the Exchange Notes will be acquired in the ordinary course of business, and (iii) it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the Exchange Offer.

With respect to any broker-dealer participating in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or the Parent or any affiliate thereof to distribute the Exchange Notes. In addition, the Issuer and the Parent (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the Letter of Transmittal the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that such broker-dealer will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The Letter of Transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very Truly yours,

HCA HEALTHCARE, INC.

/s/ John M. Franck II Name: John M. Franck II Title: Vice President – Legal and Corporate Secretary

HCA INC.

/s/ John M. Franck II Name: John M. Franck II Title: Vice President – Legal and Corporate Secretary

[Signature Page to Exxon Capital Reliance Letter]